Exhibit 107

Calculation of Filing Fee Tables

Schedule 14C

(Form Type)

Unique Logistics International, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$35,855,000	(1)(2)(3)	0.0001531	$5,489.40	(4)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$35,855,000
Total Fees Due for Filing				$5,489.40
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$5,489.40

Table 2: Fee Offset Claims and Sources

Not Applicable

(1)	Title of each class of securities to which transaction applies: Unique Logistics International, Inc. (the “Company”) common stock, par value $0.001 per share (“Company Common Stock”), and preferred stock, par value $0.001 per share (“Company Preferred Stock”).
(2)	Aggregate number of securities to which transaction applies: As of April 1, 2025, the number of the Company’s securities to which this transaction applies is estimated to be 800,083,010 , which consists of (A) 799,141,770 shares of Company Common Stock and (B) 941,240 shares of Company Preferred Stock, consisting of (i) 120,065 shares of Company Series A Convertible Preferred Stock, (ii) 820,800 shares of Company Series B Convertible Preferred Stock, (iv) 195 shares of Company Series C Convertible Preferred Stock, and (v) 180 shares of Company Series D Convertible Preferred Stock.
(3)	Maximum aggregate merger consideration to be paid to the holders of the Company Common Stock and the Company Preferred Stock in respect of the transaction.
(4)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001531.